Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus Investment Funds:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940,
that Dreyfus Investment Funds (the "Trust"), which is comprised of Dreyfus/Standish International Fixed Income Fund,
Dreyfus/Standish Fixed Income Fund, and
Dreyfus/Standish Global Fixed Income Fund
(collectively the "Funds") complied with the requirements
of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of December 31, 2011, and from
June 30, 2011 to December 31, 2011. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2011 and with respect to agreement of security purchases and sales, for the period from June 30, 2011 (the date of our last examination), through December 31, 2011:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged
or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records
and the Custodian's records as of December 31, 2011 and
verified reconciling items;
5.     Confirmation of pending purchases for the Funds as of
December 31, 2011 with brokers, and where responses
were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activities for the Funds
as of December 31, 2011 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of the Trust's bank statements for five
purchases and five sales or maturities for the period June 30, 2011 (the date of our last examination) through December 31, 2011, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report
on Controls Placed in Operation and Tests of Operating Effectiveness ("SOC 1 Report") for the period January 1, 2011 through
December 31, 2011 and noted no relevant findings were reported in the areas of Asset Custody and Control.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2011, with respect to securities reflected in the investment accounts of the Funds are fairly stated,in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
March 29, 2012












March 29, 2012


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus/Standish Fixed Income Fund,
Dreyfus/Standish International Fixed Income Fund, and
Dreyfus/Standish Global Fixed Income Fund, (collectively, the "Funds"), is responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2011 and from June 30, 2011 through December 31, 2011.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2011 and from June 30, 2011 through
December 31, 2011 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Investment Funds


Jim Windels
Treasurer